Exhibit 99.1

Sinovac Receives Site Inspection Notification for EV71 Vaccine Production Facilities

BEIJING, May 14, 2014 -- Sinovac Biotech Ltd. (NASDAQ:SVA), a leading provider of biopharmaceutical products in China, today announced that the Company received site inspection notification for the commercial production facilities of its EV71 vaccine candidate from the China Food and Drug Administration (CFDA). This notification represents a significant step forward for the Company in its efforts to bring its EV71 vaccine to market.

Following the notification, Sinovac will submit its application to schedule the site inspection, which will include production for three consecutive trial batches of the vaccine. Samples from the trial batches will be selected during the inspection and sent to the National Institutes for Food and Drug Control for testing. The Company expects this process to take four to six months.

After the trial batch testing is completed, the CFDA will consolidate the results of the technical review, site inspection and trial batch testing and summarize its final opinion. The CFDA will then issue the new drug certificate and production license.

According to new regulation, vaccine manufacturers can apply for the GMP inspection to be conducted simultaneously with the site inspection. Results of the GMP inspection are submitted to the CFDA, which will then issue the GMP license once the new drug certificate and production license are issued.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "This is a significant milestone in the approval process for our proprietary EV71 vaccine. We are very pleased to be one step closer to bringing the vaccine to market and helping to mitigate the devastating impact of this disease in China.”

EV71 is the primary cause of severe and fatal cases of hand, foot and mouth disease (HFMD) in China. According to the data published by the National Health and Family Planning Commission, there were over 2.8 million reported cases of HFMD in 2014, 508 of which were fatal.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac has filed a new drug application with the China Food & Drug Administration for its proprietary enterovirus 71 vaccine, having been proven effective in preventing hand, foot and mouth disease in infants and children during its Phase III clinical trial. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, and the Philippines, and was recently granted a license to commercialize its hepatitis A vaccine in Chile. For more information, please visit the Company's website at www.Sinovac.com.

Contact

Sinovac Biotech Ltd.
Helen Yang
Tel: +86-10-8279-9659
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.
Bill Zima
U.S: 1-646-308-1707
Email: william.zima@icrinc.com